



06003782

SEC\ ...MISSION

Washington, D.C. 20549

AB 3/9/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 36731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2005__ AND ENDING __DECEMBER 31, 2005__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 BREEZY SECURITIES, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

 160 SUMMIT AVENUE

(No. and Street)

 MONTVALE,   NJ   07645

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (201) 782-0200
 MARK SHEFTS

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 WOLINETZ, LAFAZAN & COMPANY, P.C.

(Name – if individual, state last, first, middle name)

 5 NORTH VILLAGE AVENUE, ROCKVILLE CENTRE, NY 11570

(Address)   (City)   (State)   (Zip Code)

PROCESSED

APR 1 0 2006

THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 1 2006

BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY	02

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

2A

SEC 1410 (06-02)



BREEZY SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2005

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

CONTENTS

OATH OR AFFIRMATION

I, MARK SHEFTS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BREEZY SECURITIES, INC., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N

O

N

E

_____
Signature

_____
President
Title

_____
Notary Public

2B

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Breezy Securities, Inc.

We have audited the accompanying statement of financial condition of Breezy Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, changes in subordinated accounts and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Breezy Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
January 13, 2006

BREEZY SECURITIES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS:

Cash and cash equivalents		$ 36,600
Total Assets		$ 36,600

LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:

Accounts payable		$ 2,800
Total Liabilities		2,800

Commitments and Contingencies

Stockholders' Equity:

Common stock, $.01 par value; authorized 10,000 shares, issued and outstanding 100 shares	$ 1	
Additional paid-in capital	151,899	
Retained earnings (deficit)	(118,100)	
Total Stockholders' Equity		33,800
Total Liabilities and Stockholders' Equity		$ 36,600

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2005

REVENUES:

Other		$ 1,192
Total Revenues		1,192

EXPENSES:

Officer's compensation	$ 10,000	
Regulatory fees and expenses	1,270	
Other expenses	4,919	
Total Expenses		16,189
Net Loss		$(14,997)

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances - January 1, 2005	$ 1	$ 151,899	$(103,103)	$ 48,797
Net loss for the year	-	-	(14,997)	(14,997)
Balances - December 31, 2005	$ 1	$ 151,899	$(118,100)	$ 33,800

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Changes in Subordinated Accounts
For the Year Ended December 31, 2005

N

O

N

E

The accompanying notes are an integral part of the financial statements.

BREEZY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities
  Net loss $(14,997)

  Adjustments to reconcile net loss to
  net cash (used) by operating activities:

    Increase in Operating Liabilities:
      Accounts payable   250

Net Cash (Used) by Operating Activities   (14,747)

Cash Flows from Investing Activities   -

Cash Flows from Financing Activities   -

Decrease in Cash and Cash Equivalents   (14,747)

Cash and Cash Equivalents - Beginning of Year   51,347

Cash and Cash Equivalents - End of Year $ 36,600

Supplemental Cash Flow Information:

  Cash paid for income taxes $ 807

  Cash paid for interest $ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business and General

Breezy Securities, Inc., (the "Company) is a corporation conducting business as a registered broker/dealer in securities.

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Revenue Recognition

The Company records securities and client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - Capital Ratio

The capital ratio was 8%, versus an allowable maximum of 1500%, pursuant to the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934. The Firm's net capital requirement pursuant to said rule is $5,000. The net capital as computed was $33,800, leaving an excess over requirements of $28,800.

NOTE 3 -   S Corporation

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code and State of New Jersey tax codes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

BREEZY SECURITIES, INC.
Computation of Net Capital Under S.E.C. Rule 15c3-1
As of December 31, 2005

CREDIT ITEMS:

Total Stockholders' Equity	$ 33,800

DEBIT ITEMS: -

Net Capital	33,800
Less: Minimum Net Capital Requirement	5,000
Remainder: Net capital in excess of all requirements	$ 28,800

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 2,800		
Divided by: Net Capital	$ 33,800	=	8%

Net Capital Requirement:

Greater of:

Minimum net capital required (6.67% of $5,000)	$ 334
Minimum dollar net capital requirement	$ 5,000

BREEZY SECURITIES, INC.
Reconciliation of the Computation of Net Capital
As of December 31, 2005

Net capital - per Company's unaudited X-17A-5 Part II A Filing $ 33,800

Net capital - per report pursuant to Rule 17a-5(d) $ 33,800

Board of Directors
Breezy Securities, Inc.

In planning and performing our audit of the financial statements of Breezy Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Breezy Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); and (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Breezy Securities, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Breezy Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management. Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
January 13, 2006

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